

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2012

<u>Via E-mail</u>
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

   Re: **Oro East Mining, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed April 15, 2011
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 30, 2012
      File No. 000-53136

Dear Mr. Chen:

   We have completed our review of your filings as of July 25, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Michael R. Clampitt

           Michael Clampitt
           Senior Counsel